P.E. 12/31/01

1056259
0-29614

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02011470

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of DECEMBER, 2001.

TRIANT TECHNOLOGIES INC.
(Translation of Registrant's Name Into English)

20 Townsite Road, 2nd Floor, Nanaimo, British Columbia, CANADA V9S 5T7
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIANT TECHNOLOGIES INC.
(Registrant)

Date: December 31, 2001

By ____________________
(Signature)

Name: MARK A. STEPHENS

Title: Chief Financial Officer and Corporate Secretary

TRIANT TECHNOLOGIES INC.

6K Filing

News Releases

For the period of Oct 12, 2001 to December 31, 2001

- November 1 , 2001
- December 13, 2001
- December 19, 2001

Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC
Canada V9S 5T7

Tel: 250.754.4223
Toll Free: 800.663.8611
Fax: 250.754.2388
e-mail: mail@triant.com

TRIANT

CONTACT:

Mark Stephens, CFO / Tom Corcoran
Triant Technologies Inc.
Nanaimo, BC, Canada
250.754.4223
mail@triant.com

Van Negris / Philip J. Denning
Kehoe, White, Van Negris & Company, Inc.
New York, NY, United States
212.396.0606
kehoewhite@financial-relations.com

Ernesto Hachey / Bruce Williams
J.F. H. & Assoc.
Ottawa, ON, Canada
613.236.3723
nesto@netcom.ca

<u>**FOR IMMEDIATE RELEASE**</u>

TRIANT REPORTS THIRD QUARTER 2001 FINANCIAL RESULTS

NANAIMO, CANADA — NOVEMBER 1, 2001 — **Triant Technologies Inc.** (CDNX:TNT; OTCBB:TNTTF) reports unaudited financial results for the third quarter and nine months ended September 30, 2001 (expressed in Canadian dollars).

Revenue for the third quarter ended September 30, 2001 increased to $840,739 compared to revenue of $425,935 for the third quarter ended September 30, 2000. The Company's third quarter revenue was principally driven by *ModelWare*® – Triant's equipment health monitoring and advanced fault detection solution for the semiconductor industry. The net loss for the third quarter ended September 30, 2001 was $1,975,726, or a loss per share of $0.05, compared to a net loss of $422,867, or a loss per share of $0.01, for the third quarter ended September 30, 2000. The wider net loss reflects the Company's continued investment in aggressively increasing product development and marketing efforts in order to accelerate its product and market development plans, as well as the impact of the global economic slowdown.

Revenue for the nine months ended September 30, 2001 increased to $3,520,807 compared to revenue of $1,108,087 for the nine months ended September 30, 2000. The net loss for the first nine months of 2001 was $2,685,125, or a loss per share of $0.06, compared to a net loss of $1,211,864, or a loss per share of $0.05, for the first nine months of 2000. During the nine months ended September 30, 2001, the Company received $2.0 million in new orders and entered the fourth quarter with a backlog of $0.4 million.

Commenting on the quarterly results, Robert Heath, chairman and chief executive officer, stated: "We continue to make progress towards our corporate and operational goals, including more than doubling revenue for 2001 over 2000 and investing in product and market development. Our $3.5 million in revenue and $2.0 million in new orders are the result of our strategy to leverage our global distribution channels and strategic alliances.

"Our strategic focus is to secure the market leadership position with "best-of-breed" solutions for our customers in equipment health monitoring, advanced fault detection and sophisticated data analysis technology. This will assist us in further penetrating our existing customer base and developing new customer relationships in the semiconductor equipment arena and other vertical markets where we believe large opportunities exist.

"We plan to achieve this goal through a business model centered on our core technology and intellectual property, using a combination of product sales, original equipment manufacture (OEM) licensing, value-added consulting, and web-based delivery of data analysis and reporting services. We will continue to use our financial strength to execute on our strategic plan.

"Our outlook remains positive, supported by our accomplishments during the first three quarters of 2001, despite the downturn that the semiconductor industry is experiencing. Sales of an emerging technology typically fluctuate during the course of the year as a result of customer demand, implementation schedules and industry cycles, therefore, we continue to believe our full-year results should give the best indication of our tangible progress."

- *more* -

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant's core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®/RT, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made, and the Company assumes no obligation to update forward-looking statements should circumstances in management's expectations or opinions change.

-- Financial Tables Follow --

TRIANT TECHNOLOGIES INC.
Summary Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Three Months Ended September 30, 2001 (Unaudited)	Three Months Ended September 30, 2000 (Unaudited)	Nine Months Ended September 30, 2001 (Unaudited)	Nine Months Ended September 30, 2000 (Unaudited)
Revenue	$ 840,739	$ 425,935	$ 3,520,807	$ 1,108,087
Cost of revenue	341,828	191,194	1,291,904	371,162
Gross margin	498,911	234,741	2,228,903	736,925
Expenses				
Interest on convertible debentures	–	–	–	34,418
Research and development	1,875,030	371,401	3,412,306	942,914
Selling, general and administrative	938,930	556,342	2,324,694	1,330,429
Total expenses	2,813,960	927,743	5,737,000	2,307,761
Loss from operations	(2,315,049)	(693,002)	(3,508,097)	(1,570,836)
Interest and other income	339,323	270,135	822,972	358,972
Net loss for the period	(1,975,726)	(442,867)	(2,685,125)	(1,211,864)
Loss per share	$ (0.05)	$ (0.01)	$ (0.06)	$ (0.05)
Weighted average number of common shares outstanding	41,567,175	29,874,674	41,510,123	26,845,820
Number of common shares issued and outstanding	41,567,175	29,849,675	41,567,175	29,849,675

TRIANT TECHNOLOGIES INC.
Summary Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30, 2001 (Unaudited)	December 31, 2000
Cash, cash equivalents and short-term investments	$ 18,522,923	$ 20,743,115
Accounts receivable	400,123	441,832
Prepaid expenses and deposits	35,323	4,615
Capital assets	350,308	686,984
Total assets	19,308,677	21,876,546
Accounts payable and accrued liabilities	1,500,689	903,755
Deferred revenue	31,040	584,718
Total liabilities	1,531,729	1,488,473
Total shareholders' equity	17,776,948	20,388,073

# # #

TRIANT

Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC
Canada V9S 5T7

Tel: 250.754.4223
Toll Free: 800.663.8611
Fax: 250.754.2388
e-mail: mail@triant.com

CONTACT:

Mark Stephens, CFO / Tom Corcoran
Triant Technologies Inc.
Nanaimo, BC, Canada
250.754.4223
mail@triant.com

Van Negris / Philip J. Denning
Kehoe, White, Van Negris & Company, Inc.
New York, NY, United States
212.396.0606
kehoewhite@financial-relations.com

Ernesto Hachey / Bruce Williams
J.F. H. & Assoc.
Ottawa, ON, Canada
613.236.3723
nesto@netcom.ca

FOR IMMEDIATE RELEASE

TRIANT RECEIVES TORONTO STOCK EXCHANGE CONDITIONAL LISTING APPROVAL

NANAIMO, CANADA — DECEMBER 13, 2001 — **Triant Technologies Inc.** (CDNX:TNT; OTCBB:TNTTF) announced today that the common shares of the Company have been conditionally approved for listing on the Toronto Stock Exchange (TSE), subject to fulfilling all of the prescribed requirements of the TSE on or before March 13, 2002. The stock symbol "TNT" has been reserved by the TSE for use for the Company upon listing on the TSE. The sponsorship for the listing of the Company on the TSE has been provided by Sprott Securities Inc.

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant's core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®/RT, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

# # #

TRIANT

Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC
Canada V9S 5T7

Tel: 250.754.4223
Toll Free: 800.663.8611
Fax: 250.754.2388
e-mail: mail@triant.com

CONTACT:

Mark Stephens, CFO / Tom Corcoran	Van Negris / Philip J. Denning	Ernesto Hachey / Bruce Williams
Triant Technologies Inc.	Kehoe, White, Van Negris & Company, Inc.	J.F. H. & Assoc.
Nanaimo, BC, Canada	New York, NY, United States	Ottawa, ON, Canada
250.754.4223	212.396.0606	613.236.3723
mail@triant.com	kehoewhite@financial-relations.com	nesto@netcom.ca

FOR IMMEDIATE RELEASE

TRIANT RECEIVES TORONTO STOCK EXCHANGE FINAL LISTING APPROVAL;

TRIANT'S COMMON SHARES TO COMMENCE TRADING DECEMBER 21, 2001 ON TSE UNDER STOCK SYMBOL TNT

NANAIMO, CANADA — DECEMBER 19, 2001 — **Triant Technologies Inc.** (CDNX:TNT; OTCBB:TNTTF) announced today that the common shares of the Company have been approved for listing on the Toronto Stock Exchange (TSE) and will commence trading on the TSE under the stock symbol "TNT" at the market opening December 21, 2001. As a result of this listing on the TSE, the Common Shares of the Company will cease trading on the Canadian Venture Exchange (CDNX) at the market opening December 21, 2001 and will be delisted from the CDNX effective at the close of business on December 21, 2001.

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant's core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®/RT, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

# # #